UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2013 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2012(BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	01/31/2013
Banco Santander Individual Publication - BRGAAP	01/31/2013

Annual and Consolidated Financial Statements, as of 12/31/2012(IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/28/2013

Standardized Financial Statements (DFP), as of 12/31/2012- BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/31/2013

Standardized Financial Statements (DFP), as of 12/31/2012 – IFRS Banco Santander –Consolidated

EVENT	DATE
Submission to BM&F Bovespa and CVM	03/28/2013

Cash proceeds in the allocation of the result for fiscal year of 2012* (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/28/2012	400,000,000	Gross R$ 0.960000960	Gross R$ 1.056001060	Gross R$ 105.600105800	8/29/2012
Intermediary dividends	06/27/2012	490,000,000	Gross R$ 1.176335400	Gross R$ 1.293968940	Gross R$ 129.396894000	8/29/2012
Interim dividends	06/27/2012	410,000,000	Gross R$ 0.984280640	Gross R$ 1.082708700	Gross R$ 108.270870200	8/29/2012
Interest on Equity	06/27/2012	170,000,000	Gross R$ 0.408116360	Gross R$ 0.448928000	Gross R$ 44.892799800	8/29/2012
Intermediary dividends	09/26/2012	350,000,000	Gross R$ 0.840247828	Gross R$ 0.924272611	Gross R$ 92.42726109	2/26/2013
Interest on Equity	12/19/2012	450,000,000	Gross R$ 1,080363200	Gross R$ 1,188399520	Gross R$ 118,839951964	2/26/2013
Intermediary dividends	12/19/2012	250,000,000	Gross R$ 0,6002017776	Gross R$0,6602219554	Gross R$ 66,0221955380	2/26/2013

* The distributions will be ratified at the Annual Shareholders’ Meeting to be held in 2013.

Cash proceeds in the allocation of the result for fiscal year of 2013 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day From
			ON	PN	UNIT
Interest on Equity	03/27/2013	300,000,000.00	Gross 0.720049979	Gross 0.792054977	Gross 79.205497685	as of 08/29/2013
Intermediary dividends	06/25/2013	650,000,000.00	Gross R$ 1,560306559	Gross R$ 1,716337215	Gross R$ 171,633721501	as of 08/29/2013

Reference Form as of current year

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2013

Annual Information – 20F, as of 12/31/2012

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	03/28/2013

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter	04/25/2013
Referring to 2nd quarter	07/30/2013
Referring to 3rd quarter	10/24/2013

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/25/2013
- Referring to 2nd quarter	07/30/2013
- Referring to 3rd quarter	10/24/2013

General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – January 16th, 17th and 18th, 2013 Valor Econômico – January 16th, 17th and 18th, 2013
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	01/15/2013
General Shareholders’ Meeting	02/15/2013
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/15/2013

Annual and General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – 03/29/2013, 04/02/2013 and 04/03/2013 ValorEconômico – 03/29/2013, 04/02/2013 and 04/03/2013
Submission of the Call Notice to BM&F Bovespa, CVM and accessible to stockholders accompanied by the Administrative Proposal.	03/28/2013
Annual and General Shareholders’ Meeting	04/29/2013
Submission of the Minutes of the Annual and General Shareholders’ Meeting to BM&F Bovespa, CVM and accessible to stockholders	04/29/2013

General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – May01, 03 and 04th, 2013 Valor Econômico – May02th, 03th and 06th, 2013
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	04/30/2013
General Shareholders’ Meeting	06/03/2013
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	06/03/2013

General Shareholders’ Meeting

EVENT – at 4:00 p.m.	DATA
Publication of the Call Notice	DOESP June 18,19 and 20, 2013 Valor Econômico- June 18, 19 and 20, 2013
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	06/17/2013
General Shareholders’ Meeting	07/03/2013
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	07/03/2013

General Shareholders’ Meeting

EVENT – at 4:30 p.m.	DATA
Publication of the Call Notice	DOESP June 18,19 and 20, 2013 Valor Econômico- June 18, 19 and 20, 2013
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	06/17/2013
General Shareholders’ Meeting	07/03/2013
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	07/03/2013

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Board of Directors’ Meeting

EVENT	DATE

Board of Directors’ Meeting: (i)  Acknowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended on December 31,2012, as well as the Report of the Audit Committee for the Company´s Financial Statements, all referred to the fiscal year ended on December 31, 2012; (ii)  Approve the information of the fourth quarter of the year of 2012 and the Company´s Financial Statements, related to the half of the fiscal year ended in December 31,2012, followed by the Management Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; (iii) Approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2012;(iv)  Approve the modification of the Internal Rules of the Company’s Remuneration and Nomination Committee; and (v)Ratify the exoneration of members of the Board of Executive Officers.

01/30/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/30/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  To propose to the Shareholders Meeting the global remuneration of the Officers and Audit Committee’s members; (b)  To approve theOmbudsman Report related to the second semester of 2012 and the corrective measures as a result of complaints received, for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (c) To acknowledge and to approve the policy and strategies of the Company in order to make sure that they are able to maintain appropriate and enough liquidity ratios, pursuant to the Resolution CMN #4090, of May 24, 2012, which came into operation on February 1,2013, and revoked the Resolution #2.804, of December 21, 2000, as well as the report with the structure and management of the liquidity ratios; (d) To propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2012 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors, pursuant to item X and XVIII of article 17 of the Company´s Bylaws; and (e)  To know the economics-financials results of the Company relative to January and February, 2013.

02/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	02/27/2013
EVENT	DATE
Board of Directors’ Meeting: To approve the election of the members of the Company’s Audit Committee for a new term.	03/18/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/18/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  to approve the reconduction Mr. Fernando DíazRoldán at the position of Executive Director of the Company, according recommendation by the Committee of the Remuneration and Nomination; (b)  To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2012; (c) To approve the Interest on the Company´s Capital; (d)  To know the Form 20-F; and (e)  To know the implementation of the management structure of capital, and establish the procedures and parameters relating to Internal Process Assessment of Capital Adequacy (ICAAP), wich should occur by June 30, 2013, pursuant the National Monetary Council Resolution # 3988 and of the Circular # 3547, of the Central Bank of Brazil, as well as knowing the impact of Basel III on the tax credits, for purposes of calculating capital.

03/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/27/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  To approve the Plans and Regulations Long Term Incentives for 2013; and (b)  To authorize the Board of Executive Officers of the Company to conclude contracts for financial protection in respect of obligations under the Plans and Regulations Long Term Incentives already granted by the Company from 2012 and that may be granted from the date hereof, ratifying the acts previously performed the Board of Executive Officers of the Company accordingly.

03/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/28/2013
EVENT	DATE

Board of Directors’ Meeting: (a)To approve the election of Mr.TaikiHirashima, as member of the Company’s Audit Committee; (b)To approve the election of Mr. Javier Rodriguez de Colmenares as Company’s Officer without specific designation; (c)  To approve the election of Mr.Jesús Maria Zabalza Lotina as Company’s Chief Executive Officer, in replacement of Mr.Marcial Angel Portela Alvarez; (d)To know the exoneration of Mr.Clovis Hideaki Ikeda, of the Company’s Officer without specific designation; (e)To know the economics-financials results of the Company relative to the first quarter of the year 2013; (f) To approve the Financial Statements relative to the first quarter of the year 2013; (g)  To approve the rules and regulations of the plan of variable remuneration’s deferral to the year of 2013; (h)  To approve the report, policies and strategies to the management of market risk; (i) To approve the report, policies and strategies to the management of credit risk; (j)  To approve the half year Report of Operational Risk Evaluation, Ongoing Concern Business and the Internal Control Environment, Pursuant to Resolutions CMN 2554/98 and 3380/06; and (k)  To approve the Model of Management and Control of Operational Risks of Santander Brasil.

04/24/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/24/2013
EVENT	DATE

Board of Directors’ Meeting: (a) to rectify the resolutions taken at the Board of Directors Meeting held on April 24, 2013, at 9 a.m., in order to state that until the vesting of Mr. Taiki Hirashima as a member of the Company´s Audit Committee, Mrs. Palma Elidie Bifano, member of the Audit Committee, will remain in the position of technical qualified member; (b) to elect the members of the Board of Executive Officers to a new term of office; (c) to confirm the composition of the Company´s Board of Executive Officers; (d) to approve the election of Mr. Carlos Rey de Vicente as Vice-President Executive Officer; (e) to appoint the members of the Appointment and Compensation, Corporate Governance and Sustainability and Risks Committees for a new term of office; (f) to approve the annual remuneration for such committees; (g) to take knowledge of the activities of the Corporate Governance and Sustainability Committee; (h) to take knowledge of the Company´s financial results for the month of April; (i) to approve the amendment of the Code of Ethics in order to adapt if for the Santander Group´s global code; (j) to take knowledge of the retention and other priorities of the Company in the management of people; and (k) to take knowledge of the structure, results and planning of the Customer and Quality area.

05/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/28/2013
EVENT	DATE

Board of Directors’ Meeting: to review, discuss and resolve upon (I)  the proposal submitted by the Executive Office, as approved in the meeting held on this date at 11:00 a.m., regarding the key terms and conditions of the proposal for transfer and strategic partnership related to the business of Santander Brasil Asset Management DTVM S.A. (Asset Management Strategic Transaction and SAM Brasil, respectively) upon: (i)  the sale by Banco Santander (Brasil) S.A. and by Santander Leasing S.A. Arrendamento Mercantil S.A. of the totality of the shares issued by SAM Brasil DTVM; (ii)  transfer of assets, liabilities and contracts of SAM Brasil DTVM, related to the asset management business; (iii)  execution of one or more commercial agreements with the Asset Manager (as defined below); and (II)  other matters related to the preceding items.

05/30/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/30/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  To approve the proposal of declaration of Intermediary Dividends based on the Dividend Equalization Reserve account; (b)  To acknowledge of the Company´s economic-financial results for May, 2013; (c)  To acknowledge of the structuring, resulting and planning of the Retail segment; (d)  Rectify and ratify the minutes of the Board of Directors Meeting held in May 28th, 2013, at 9:30 a.m., in order to include specifically, the election of Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers; (e)  Ratify all the actions performed by Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers; (f)  To elect a new member for the Company’s Executive Board of Officers and (g)  Approve the election Mr. Manoel Marcos Madureira at the position of Vice-President Executive Officer of the Company, according recommendation by the Committee of the Remuneration and Nomination.

06/25/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/25/2013
EVENT	DATE

Board of Directors’ Meeting: (a)  To acknowledge the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements related to the half of the fiscal year ended on June 30, 2013; (b)  To approve the Company´s Financial Statements, related to the half of the fiscal year ended on June 30, 2013, by standard BRGAAP and by standard IFRS (International Financial Reporting Standards), as well as the documents that composes it, which means, the independent auditor´s opinion, and the Report of the Audit Committee; (c) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended on June 30, 2013; (d)  To approve the new buyback program of Units or American Depositary Receipts (“ADRs”) of the Company (“Buyback Program”), pursuant to CVM Instruction No. 10 of February 14, 1980 (“CVM Instruction 10”) and to CVM Instruction No. 390 of July 8, 2003 (“CVM Instruction 390”); (e) To approve the modification of the Company’s Policy for Trading Securities; (f)  To approve the modification on the Remuneration Policy of the Company’s Officers; and (g)  To elect a new member for the Company’s Executive Board of Officers.

07/29/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	07/29/2013
EVENT	DATE
Board of Directors’ Meeting	08/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	08/28/2013
EVENT	DATE
Board of Directors’ Meeting	09/25/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	09/25/2013
EVENT	DATE
Board of Directors’ Meeting	10/23/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	10/23/2013
EVENT	DATE
Board of Directors’ Meeting	11/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	11/27/2013
EVENT	DATE
Board of Directors’ Meeting.	12/18/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	12/18/2013

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Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2012	From 01/16/2013 to 01/30/2013
- Referring to 1st quarter of 2013	From 04/10/2013 to 04/24/2013
- Referring to 2nd quarter of 2013	From 07/15/2013 to 07/29/2013
- Referring to 3rd quarter of 2013	From 10/09/2013 to 10/23/2013

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2012	01/31/2013
- Referring to 1st quarter of 2013	04/25/2013
- Referring to 2nd quarter of 2013	07/30/2013
- Referring to 3rd quarter of 2013	10/24/2013

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2012	01/31/2013
- Referring to 1st quarter of 2013	04/25/2013
- Referring to 2nd quarter of 2013	07/30/2013
- Referring to 3rd quarter of 2013	10/24/2013

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/27/2013 – São Paulo – SP (Brazil) Santander Tower PresidenteJuscelinoKubitschekAvenue; nº 2041 and 2235 – Block A Time: 3:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	05/15/2013 – Belo Horizonte – MG (Brazil) Mercure Hotel ContornoAvenue, 7315 – Lourdes Zip Code: 30110-047 Time: 7:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	05/23/2013 – Brasília – DF Convention Center Brazil 21 – Hotel Sector South, Block 6, Lot 1, Set A, Block G Zip Code: 70316-000 Time: 7:00 p.m. (local time)
Public Meeting with Analysts and Shareholders	08/14/2013 – Rio de Janeiro – RJ Hotel Othon Palace Atlântica Avenue, nº 3.264, Copacabana Zip Code: 22070-001 Time: 4:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	08/22/2013 – Recife – PE JCPM Engenheiro Antônio de Góes Avenue, 60 – Pina Zip Code: 51010-000 Time: 7:00 p.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	11/26/2013 – Porto Alegre – RS Santander Cultural Sete de Setembro Street, 1028, Historical Center Time: 7:00 p.m. (Brasilia’s Time)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 6, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer